UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                               OMB APPROVAL
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. __)*


                          Navistar International Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    63934E108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 18, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 4 pages

                                  SCHEDULE 13G
                                  ------------


Issuer:  Navistar International Corp.                       CUSIP No.: 63834E108
--------------------------------------------------------------------------------

1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          MacKay Shields LLC

          13-2631681
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------

2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
               -----------------------------------------------------------------
          (b)
               -----------------------------------------------------------------

--------------------------------------------------------------------------------
3.        SEC Use Only
                         -------------------------------------------------------
--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization   Delaware
                                                 -------------------------------
--------------------------------------------------------------------------------
Number of Shares         5.   Sole Voting Power   3,513,503
Beneficially Owned       -------------------------------------------------------
by Each Reporting        6.   Shared Voting Power
Person With:             -------------------------------------------------------
                         7.   Sole Dispositive Power 3,513,503
                         -------------------------------------------------------
                         8.   Shared Dispositive Power
                         -------------------------------------------------------
--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person 3,513,503
                                                                       ---------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                       ---------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9) 5.15%
                                                            --------------------
--------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
IA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                               Page 2 of 4 Pages

                                  SCHEDULE 13G
                                  ------------


Issuer:  Navistar International Corp.                       CUSIP No.: 63834E108
--------------------------------------------------------------------------------

ITEM 1(a).     NAME OF ISSUER:

               Navistar International Corp.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               201 Winfield, PO Box 1488, Warrenville, IL 60555

ITEM 2(a).     NAME OF PERSON FILING:

               MacKay Shields LLC

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE OF FILING PERSON:

               9 West 57th Street, New York, NY 10019

ITEM 2(c).     CITIZENSHIP OF FILING PERSON:

               Delaware

ITEM 2(d).     TITLE OF CLASSES OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBERS:

               63934E108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


(a)      [_] Broker or dealer  registered under Section 15 of the Act (15 U.S.C.
         78o).

(b)      [_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)      [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)      [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).



                               Page 3 of 4 Pages

                                  SCHEDULE 13G
                                  ------------


Issuer:  Navistar International Corp.                       CUSIP No.: 63834E108
--------------------------------------------------------------------------------


ITEM 4. OWNERSHIP.

         MacKay Shields LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 3,513,503 shares or 5.15% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         MacKay Shields LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 3,513,503 shares or 5.15% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of MacKay Shields LLC have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: February 14, 2003            MACKAY SHIELDS LLC


                                   /S/ RUSSELL A. THOMPSON
                                   --------------------------
                                   BY:      RUSSELL A. THOMPSON
                                   Title:   Chief Compliance Officer



                               Page 4 of 4 Pages